UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42100

RAYTECH HOLDING LIMITED

(Exact name of registrant as specified in its charter)

Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Resignation of Director and Officer

On August 15, 2026, Mr. Shihua Li resigned as a director of the board of directors (the “Board”) of Raytech Holding Limited (the “Company”), effective immediately. In connection with Mr. Li’s resignation, he also ceased to serve as the Chairperson of the Audit Committee, as well as a member of each of the Compensation Committee and the Nominating and Corporate Governance Committee of the Board.

On the same date, Ms. Yee Hing Wan resigned as the Chief Financial Officer of the Company, effective immediately.

Mr. Li and Ms. Wan each confirmed that his/her resignation was not the result of any disagreement with the Company, its management or the Board on any matter relating to the Company’s operations, policies or practices and he/she had no claims against the Company or its directors, officers, employees or shareholders, other than any accrued compensation or other rights under any applicable agreement or applicable law.

Appointment of Director, Committee Members, and Officer

On August 15, 2026, the Board appointed Dr. Gen Zhao as an independent director of the Board to fill the vacancy resulting from Mr. Li’s resignation. Following the appointment, Dr. Zhao serves as an independent director of the Board, as well as the Chairperson of the Audit Committee and a member of each of the Compensation Committee and the Nominating and Corporate Governance Committee of the Board.

Dr. Zhao serves as chief financial officer of Trenda Group Holdings Limited, whose ultimate beneficial owner is Mr. Zhiwei Liu, a shareholder of the Company and the father of Mr. Haoyuan Liu, the Company’s chairman of the Board. The Board considered this relationships in determining that Dr. Zhao satisfies the applicable independence requirements and has determined that Dr. Zhao satisfies the applicable independence requirements under the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Neither Mr. Zhiwei Liu nor Mr. Haoyuan Liu participated in Dr. Zhao’s selection other than in Mr. Haoyuan Liu’s capacity as a member of the board, and the foregoing relationship did not form the basis for Dr. Zhao’s selection. There is no arrangement or understanding between Dr. Zhao and any other person pursuant to which Dr. Zhao was selected as a director of the Company. The Board has also determined that Dr. Zhao is financially literate for purposes of the Nasdaq Listing Rules and qualifies as an “audit committee financial expert” as such term is defined in Item 16A of Form 20-F. There is no arrangement or understanding between Dr. Zhao and any other person pursuant to which he was selected as a director of the Company, and Dr. Zhao has no family relationship with any director or executive officer of the Company. During the Company’s preceding three financial years and through the date of this report, there have been no transactions, and there are no currently proposed transactions, in which the Company was or is to be a participant and in which Dr. Zhao had or will have a direct or indirect material interest that would be required to be disclosed pursuant to Item 7.B of Form 20-F.

In connection with Dr. Zhao’s appointment, the Company entered into a director offer letter with Dr. Zhao, pursuant to which Dr. Zhao is entitled to receive annual cash compensation of US$14,400, payable quarterly in arrears. In addition, the Company entered into an indemnification agreement with Dr. Zhao.

On the same date, the Board appointed Mr. Songbin Yang as the Chief Financial Officer of the Company, effective immediately.

In connection with his appointment, the Company entered into an employment agreement with Mr. Yang, pursuant to which he will receive an annual base salary of US$72,000 and will be eligible to receive an annual discretionary/performance-based bonus and other benefits based on the review by the Board. The employment agreement has indefinite term commencing on August 15, 2026 and may be terminated by either party in accordance with its terms. In addition, the Company entered into an indemnification agreement with Mr. Yang.

Mr. Yang currently is the consultant of GoFintech Quantum Innovation Limited (0290.HK) (“GoFintech”), which is the parent company of one of the Company’s largest shareholders, Fortune Genesis Holdings Limited. From January 2026 to July 2026, Mr. Yang served as the chief financial officer of GoFintech. From September 2024 to January 2026, Mr. Yang served as an independent non-executive director of HK.AI Capital Limited (HKEX: 1140) (“HK.AI”), which is the parent company of another largest shareholder of the Company, WK Frater Holdings Limited, where Dr. Shibin Wang, an independent non-executive director of the Company, has also served as an independent non-executive director since November 2021. Other than the foregoing professional relationships, there is no arrangement or understanding between Mr. Yang and any other person pursuant to which he was selected as an officer of the Company. Mr. Yang has no family relationship with any director or executive officer of the Company.

The foregoing descriptions of the director offer letter and indemnification agreement with Dr. Zhao and the employment agreement and indemnification agreement with Mr. Yang do not purport to be complete and are qualified in their entirety by reference to the full text of the forms of such agreements, which are filed as Exhibits 10.1, 10.2 and 10.3 to this report on Form 6-K and are incorporated herein by reference.

The following is the biographical information of Dr. Zhao and Mr. Yang:

Dr. Gen Zhao, age 45, has served as the chief financial officer of Trenda Group Holdings Limited, an investment company, since March 2026. From March 2018 to March 2026, Dr. Zhao served as the Deputy General Manager and Chief Financial Officer of Tongchuangjiuding Investment Management Group Co., Ltd. (NEEQ: 430719), an investment management and private equity investment group. Currently, Dr. Zhao also serves as a director of Yibin Bank. Dr. Zhao received his bachelor’s degree in mathematics from Central China Normal University and his Ph.D. in financial management from Southwestern University of Finance and Economics.

Mr. Songbin Yang, age 50, has been the consultant of GoFintech, a financial technology and investment company, since August 2026. From January 2026 to July 2026, Mr. Yang served as the Chief Financial Officer of GoFintech. From September 2024 to January 2026, Mr. Yang served as an independent non-executive director of HK.AI, an investment holding company. Mr. Yang received his bachelor’s degree in auditing from Harbin University of Science and Technology and his Executive Master of Business Administration degree from the Guanghua School of Management of Peking University. Mr. Yang is a Certified Internal Auditor and a member of the Institute of Public Accountants in Australia and an international member of the Hong Kong Institute of Certified Public Accountants.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3 (Registration No. 333-290696) of the Company, that was initially filed with the SEC on October 3, 2025, and declared effective by the SEC on December 18, 2025.

Exhibits

Exhibit No.	Description
10.1	Form of Director Offer Letter
10.2	Form of Indemnification Agreement
10.3	Form of Employment Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Raytech Holding Limited

Date: August 19, 2026	By:	/s/ Haoyuan Liu
	Name:	Haoyuan Liu
	Title:	Chairman of the Board

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